Exhibit 99.5

MediaRing Ltd
(RCB No. 199304568R)
750A Chai Chee Road #05-01
Technopark @ Chai Chee, Singapore 469001
Tel: (65) 6441 1213 Fax: (65) 6441 3013
FOR IMMEDIATE RELEASE
Contact Information:
August Consulting
Tel: 6733 8873 Fax: 6733 9913
Silvia Heng — silvia@august.com.sg
Alan LEE — alanlee@august.com.sg
MediaRing, posting 3rd consecutive half-
year profit, ended FY2005 with net profit of
US$5.2m
• Revenue almost doubled to US$95.2 million
• Net Profit grew from US$0.4 million to US$5.2 million
• Strong growth seen in core VoIP services
• Call traffic volume up by 51% to 1,003 million minutes

(US$'m)	12 mths ended 31 Dec 2005	12 mths ended 31 Dec 2004
Revenue	95.2	51.9	+83.4%
Operating Profit/(Loss)	3.6	(0.6)	NM
Net profit	5.2	0.4	+1,071.7%
EPS (US cent)	0.64	0.06	+966.7%
SINGAPORE — 27 February 2006 — Mainboard-listed MediaRing Limited (“MediaRing” or the “Group”), the leader of pure-play VoIP telephony service providers in Asia, is firmly on the profitability track.
Posting its third consecutive half-year profits driven by strong growth in revenue, the Group completed its financial year ended 31 December 2005 with a net profit of US$5.2 million. This compares with a net profit of US$0.4 million in FY2004.

During the period under review, revenue grew by nearly 83% to US$95.2 million from US$51.9 million in FY2004, mainly due to continued strong growth in its VoIP retail operations.
Said Mr Khaw Kheng Joo, Chief Executive Officer of MediaRing, “Without a doubt, we are firmly on the profitability track. Our focus on VoIP is paying off and MediaRing has reached a historical high point in profitability and growth. In particular, the significant gain in our bottom line points to the strength of our business model and the soundness of our strategies. We believe we are strongly positioned for future growth.”
Riding on the rapid growth in the VoIP industry, VoIP retail operations grew nearly 121% to US$84.3 million from US$38.2 million in FY2004. In line with this, the Group’s call traffic rose 51% to 1,003 million minutes from 665 million minutes in FY2004. The Group generated more than 85 million minutes of call traffic a month since July 2005. Of this, VoIP call traffic accounted for a significant 97%.
In addition, the Group expanded its marketing and distribution network to more than 1,400 partners in over 100 countries as compared to approximately 1,100 in over 90 countries for FY2004.
“We are well pleased with the development of our VoIP retail services which comprised 89% of our FY2005 revenue. Aided by our considerable distribution network, we achieved a greater market depth in our existing key markets. At the same time, we also see our efforts in penetrating new markets taking root.”
On the cost side, all categories of expenses for the Group increased during the year as a result of the substantial growth in revenue. While direct service fees and selling expenses almost increased in tandem with revenue growth, the other operating expenses increased at a much slower pace reflecting the increased economies of scale.

The Group’s earnings per share, based on the weighted average number of 802,149,303 ordinary shares in issue, was 0.64 US cents; while net asset value per share based on the issued and fully paid up share capital of 903,870,279 ordinary shares was 5.19 US cents in FY2005.
Outlook
With the Company’s strong momentum and the anticipated continued growth of VoIP, the Group is confident about the business outlook in 2006.
“We have made steady progress in growing our share of the global VoIP market over the past years and MediaRing continues to be a leader in the pure-play VoIP market outside the US. By leveraging on the considerable strengths of the Group, we believe we will be able to take MediaRing to the next level.” says Mr Khaw.
The Company has today also announced its intention to, subject to the satisfaction or waiver (as applicable) of certain pre-conditions, including regulatory approvals and the Company’s shareholders’ approval, make a conditional voluntary general offer for Pacific Internet Limited (“the Pre-conditional Voluntary Offer”), details of which are set out in the “Pre-conditional Voluntary General Offer” announcement made by UOB Asia on behalf of the Company.
The Company will also today announce separately a proposed rights issue at S$0.16 per rights share on a one-for-four basis (“the Rights Issue”).
Further information relating to the pre-conditional Voluntary offer and the Rights Issue is set out in the Company’s announcement released on the SGXNET.
Note : Conversion of functional currency and reporting currency to US Dollars
 With effect from 1 January 2005, the Company adopted FRS 21 (revised): The Effects of Changes in Foreign Exchange Rates. With this revision of FRS 21 (revised), the Board reviewed the choice of functional currency for the Company. As sales and purchases are denominated primarily in US Dollars and net receipts from operations are usually retained in US Dollars, the Directors are of the opinion that choosing the US Dollars as the functional currency best reflects the economic substance of the underlying activities of the Company and are also in line with FRS 21 (revised). Hence the Company changed its functional and presentation currency from Singapore Dollars to US Dollars. The effect of adopting FRS 21 led to retrospective changes made to the financials for comparative purposes.
The Company has not yet commenced the offer. The offer, if made, will be made only pursuant to an offer document and related materials that the Company presently intends to distribute to holders of Pacific Internet shares. Holders of Pacific Internet shares should read carefully the offer document and related materials when they become available because they will contain important information. Assuming the offer is made, holders of Pacific Internet shares and investors may download a free copy of the Tender Offer Statement on Schedule TO, the offer document and other documents that the Company intends to file with the U.S. Securities and Exchange Commission at the SEC’s website at www.sec.gov.
These materials are not an offer for sale of securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. The Company does not intend to register any portion of the Rights Issue in the United States or to conduct a public offering of rights or rights shares in the United States.
About MediaRing
With offices in Singapore, Malaysia, Shanghai, Beijing, Hong Kong, Taiwan, Japan and Sunnyvale (USA), MediaRing is the leading VoIP telephony service provider in Asia and enjoys a significant share of the global pure-play VoIP market. Through its strong technological capabilities and extensive distribution network, MediaRing brings high-quality voice services to carriers, enterprises, service providers, and consumers with its wide range of service offerings. Its extensive partnerships with carriers around the world allow call terminations in more than 240 countries worldwide. As a pioneer in VoIP services with unique proprietary technology, MediaRing derives more than 95 per cent of its revenue from outside Singapore.